Exhibit (c)(iii)(B)
Budget Speech
2011-12
Budget Paper No. 1

New South Wales
2011-12 Budget Speech
Delivered on 6 September 2011
by The Hon. Mike Baird MP
Treasurer of New South Wales
Madam Speaker,
The people of this State voted for change on 26 March.
We are grateful for the trust they placed in us — and we respect their mandate.
We understand our obligation to them is to deliver our election commitments, and to do what’s necessary to fix Labor’s mess and make New South Wales Number One again.
On 26 March the people of this State changed the government because they know that after sixteen years of Labor, New South Wales needs rebuilding.
We were elected to rebuild New South Wales, and that is exactly what we are going to do.
‘Rebuilding New South Wales’ means repairing what was left behind, improving services, and building the infrastructure we so desperately need.
Through the successful delivery of our 100 Day Plan, we have made early progress.
This Budget is the next stage in rebuilding NSW, in making NSW Number One again.
This Budget delivers our election commitments for more teachers for our kids, more nurses for the sick, and more police to keep us safe.
This Budget delivers our election commitments in infrastructure, with record spending to address the building backlog left by Labor — including over a billion dollars on hospitals across the State.
This Budget regains control of the State’s finances, delivering a turnaround in the budget balance of $5.2 billion over the next four years, while funding our election commitments.
This returns the budget to modest surplus from 2012-13 and protects the triple-A credit rating.
Governments that lose control of their budgets lose control of their destiny.
Governments with debt and deficit problems are unable to deliver the services and infrastructure needed to keep pace with growing public demand.
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They also have few options available when external shocks emerge.
To look around the world today is to see governments unable to do what they were elected to do, with their fate left in the hands of creditors, not voters.
Like many regional economies around the world, NSW is exposed to global events.
The 2008 Global Financial Crisis demonstrated just how quickly global events can turn.
Labor’s record of economic underperformance and rising debt left us exposed.
Labor’s Legacy — what we inherited
Madam Speaker,
Let’s not forget what we inherited.
New South Wales should be the engine-room of the national economy, but in the last ten years under Labor we had the slowest economic growth of any major State, the lowest jobs growth of any mainland State and over the last five years the lowest business confidence in any state government, and the lowest housing growth in the nation.
The ‘Incoming Government Briefing’ provided to the O’Farrell Government by the NSW Treasury confirmed our worst fears.
Treasury advice was stark. There had been a progressive deterioration in the State’s finances, worsening budget results, weak economic performance, and under Labor the budget projections were ‘not fiscally sustainable’.
With expenses projected to grow faster than revenue over the forward estimates, budget deficits were expected to grow, reaching $2.4 billion by 2014-15.
Had these circumstances continued, the triple-A credit rating was likely to have been lost within the current term of government.
This was the dark economic path ahead under NSW Labor, the path that was hidden from the people of New South Wales.
The O’Farrell Government also inherited an undisclosed $5.2 billion hole in the budget forward estimates. This is confirmed again by Treasury in the Budget today.
Irrespective of how it is described, this was the difference between the budget forecasts released by Labor days before the election, and the forecasts provided to the incoming Government by NSW Treasury just days later.
It is a reality that the O’Farrell Government did not create, but we will deal with it.

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Budget Result 2010-11
Madam Speaker,
The 2010-11 Budget result is a $1.3 billion surplus compared to last year’s Budget forecast of $773 million.
This better-than expected headline result has been driven by a range of factors including lower expenses, particularly during the most recent June quarter.
The budget papers outline how it has also been driven by timing differences, accounting adjustments and revaluations.
The surplus is welcome but proper analysis of any budget result, whether household, business or government, requires examination of the underlying position.
Such examination reveals the mirage of Budget results under Labor.
Excluding the Federal Government’s economic stimulus measures, the NSW Budget has been in underlying deficit for two of the last three years.
Similarly, the $1.3 billion surplus recorded for 2010-11 is built almost entirely on more than a billion dollars of federal stimulus funding spent on capital works.
The result was further boosted by $350 million in pre-paid capital rail grants being shifted into 2009-10 at the direction of the former Government.
Including these rail grants in 2010-11 as intended under the capital program, and excluding the federal stimulus used to fund capital works, the actual budget result for 2010-11 would have been a deficit of nearly $200 million.
It is a reminder that increased transparency in reporting is required. We have made some progress this year but more needs to be done, and I commit today to fully review the structure and presentation of future budget papers to ensure they are presented in the public interest instead of political interest.
Legacy Liabilities
Madam Speaker,
In preparing the Budget the Government has also identified a number of contingent or potentially contingent liabilities that had not previously been disclosed.
In relation to the Gentrader sale, we have received advice that the coal sale contracts for Cobbora Coal Mine are at prices below the expected cost of production for currently contracted volumes, with an estimated negative value to the State of $300 million.
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Preliminary views also suggest that stranded costs for the distribution networks have blown out by more than $400 million since the deal was completed.
This is not the limit of the Government’s concern in relation to the electricity sale. Matters such as amounts received for the assets, process, and ongoing impacts for NSW are being considered by the Tamberlin Inquiry.
In addition, a range of other issues could present financial risk, noting that Reliance Rail, T-Card litigation and University Superannuation remain ongoing concerns for the Government.
2011-12 Budget Result and Cyclical Deterioration
Madam Speaker,
The Government also faces the economic challenge of slowing growth.
Economic growth has slowed in 2011.
Sovereign debt concerns in the Eurozone and uncertainty over fiscal settings in the United States have intensified at the same time that the high Australian dollar has weakened conditions in some non-mining areas of the economy.
In recent months global uncertainty has continued to affect consumer confidence which has fallen sharply in recent months to levels not seen since the slowdown of 2009.
Treasury has revised down its GSP forecast for 2011-12 from 3 1/2 per cent to 2 1/2 per cent. This one percentage point reduction will significantly impact the underlying budget result.
Revenues have correspondingly been revised lower in the 2011-12 Budget, largely reflecting a more subdued housing market and consumer spending.
Forecasts for GST revenue for 2011-12 have been revised down by $395 million since the Half Yearly Review.
The State’s output is expected to recover from a period of below trend growth in 2011-12 to above trend growth in 2012-13 based on the strengthening of private sector spending.
Employment growth is expected to slow in the short term, but the unemployment rate is expected to remain relatively stable at 5 1/4 per cent over the medium term.
The $260 million budget hit from Labor’s Solar Bonus Scheme in this year alone is a reminder of Labor’s failure, and of the need for all governments to place fiscal responsibility at the core of their decisions.

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An operating deficit of $718 million is therefore expected in 2011-12, reflecting the global economic outlook, the downward revision of growth forecasts, Solar Bonus Scheme costs, and restructuring costs.
Rebuilding the Finances
Madam Speaker,
The first priority in responding to the economic challenges we face is to rebuild State finances.
Unless we get our finances under control we hand the destiny of New South Wales to the whims of global financial markets.
That’s why we have outlined a clear path to surplus.
Return to Surplus
Following the deficit in 2011-12, the Government intends to return the Budget to surplus in 2012-13 and beyond.
The budget is projected to return to an average surplus of $200 million over the following three years, beginning with a surplus of $292 million in 2012-13.
Taking into account the over $900 million deterioration in revenues since March this year, the total turnaround delivered by this Budget over the forward estimates is $5.2 billion compared to the forecasts confronting us in March this year.
Structural Reforms
Madam Speaker,
To achieve this budget turnaround, approximately $8 billion of savings are needed over the next four years. This requires tough decisions including a combination of long term structural reforms and additional savings measures.
The Commission of Audit is working to identify potential structural reform options that will deliver improvements to service and value for taxpayers.
The Government has already commenced long-term structural reform in several key areas to deliver better services and savings for the taxpayers.
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The restructure of NSW Health involves the abolition of a whole layer of administrative bureaucracy, with about 8000 staff to be devolved to the new Local Health Districts. This will reduce administrative positions by around 300 and free up more than $80 million for frontline health services.
A major restructure of the Transport portfolio is being undertaken, bringing RailCorp, Sydney Ferries, the RTA and other agencies together into an integrated transport authority, ‘Transport for New South Wales’.
This will initially reduce administrative and back office positions by around 350 and free up resources to improve frontline customer service. The next stage of reform will ensure that all transport agencies are run more efficiently and move towards local and global benchmarks.
Contestability
Madam Speaker,
The Government has moved quickly to introduce greater contestability in the provision of public services, for example, through the franchising of Sydney Ferries.
The example of the new fast ferry services to Manly shows that huge benefits can be achieved in patronage increases, customer service, reliability and efficiency. Indeed these vastly superior services save the Government close to $8 million a year. Better services and greater value for money is exactly what we are seeking across the entire Sydney Ferry network.
Within the Transport cluster the Government is now examining the potential for greater contestability in the provision of road maintenance.
Prisons
The Government is also examining the potential for greater contestability in the provision of corrective services, as part of a prison reform process currently underway. We are also addressing the surplus capacity within our State’s prisons.
To address this surplus capacity and align our State’s prison system with community needs, the Berrima, Parramatta and Kirkconnell Correctional Centres will be closed and the inmates will be relocated to other facilities.
The prison reform process is expected to involve a reduction of around 350 positions across the Department of Corrective Services to be met through voluntary redundancies.

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Police Death and Disability Scheme
Madam Speaker,
The Government is committed to maintaining a Death and Disability Insurance Scheme that provides genuine financial support for our injured police officers. Police serving on the frontline deserve to know that if they get injured we will support them.
However, the current Police Death and Disability Scheme has been under financial strain for a number of years. The Scheme was designed and established by the previous Government in 2005 but has never operated within its budget.
In its current form it is not sustainable. This is the view of the Scheme’s own actuaries, and it is also the opinion of the Auditor-General.
In response, the Government is considering reform to the current Scheme, while supporting the commitment for Government to contribute 3.6 per cent of eligible officers’ salaries towards the Scheme.
Discussions within a consultative group to date have been constructive, and we acknowledge the role of the Police Association in this process. The Government expects this reform to be completed by the end of the year.
Delivering Savings
Madam Speaker,
These and other structural reforms will help improve the quality of public services. They will also help get our budget back onto a sustainable basis.
These reforms alone will not deliver the savings needed to turn around the finances, and they will need to be complemented by a range of additional savings measures.
Procurement
The Government is implementing its election commitment on procurement. Savings of more than a billion dollars are expected from procurement reform, including improved purchasing, whole-of-government contracts, and reduced expenditure on consultants, travel and advertising.
Wages Policy
The Government’s wages policy and changes to managing excess employees are expected to avoid costs of around $2 billion over the next four years.
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The previous Government’s wages policy, introduced in 2007, required any wage increases above 2.5 per cent to be offset by savings. Labor failed to adhere to this policy, resulting in a savings shortfall of around $900 million over the last four years.
Our approach strikes a balance between maintaining the real value of wages for public servants and the ability of the taxpayers, through the budget, to fund wage increases.
The Government has also ended the ‘no forced redundancies’ policy that gave rise to the Labor Government’s ‘unattached’ list.
Efficiency Dividend and Program Savings
Efficiency dividend and wage offset savings measures will deliver savings of around $6 billion over the next four years.
Labor introduced an efficiency dividend in 2006 to deliver savings to the budget. While efficiency dividend savings targets were subsequently included in Labor’s budget forecasts, many of the savings were not implemented.
The Government will maintain and deliver Labor’s efficiency dividend savings over the forward estimates. An additional efficiency dividend savings target of $150 million has also been included for 2014-15.
$800 million in savings will also be delivered through a comprehensive assessment of programs against a range of criteria, including effectiveness and value. Over the next three years, programs no longer delivering for the taxpayers will be discontinued.
Voluntary Redundancies
To underpin delivery of these savings, the O’Farrell Government is prepared to offer around 5,000 voluntary redundancies over the next four years, primarily to reduce the number of head office and backroom positions in non-service delivery areas across the public sector.
This is a difficult but necessary decision. It also compares with similar approaches in other States.
Further reductions are also likely to occur through normal staff turnover and natural attrition.
These measures will be delivered in accordance with our election commitments to deliver improved frontline services.

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Solar Bonus — Climate Change Fund
Madam Speaker,
One of the first problems confronting the Government was the blowout in costs of Labor’s Solar Bonus Scheme.
The cost of the Scheme, initially thought to be $355 million, has since blown out to $1.75 billion, delivering a significant blow to the Budget.
To minimise the impact on electricity users the Government has absorbed some of these costs, including an additional $260 million hit in this year’s Budget.
However, recovering the costs of Labor’s failure will require a further $150 million increase in the Climate Change Fund Contributions from 2013-14.
This is expected to increase annual average electricity bills by around ten to twelve dollars per household.
The Government regrets the impact this will have on electricity users, but Labor’s failure has made this action necessary.
Rebuild Services
Madam Speaker,
These hard decisions to restore the finances have been taken so we have the capacity to rebuild services for the community.
Health and Hospitals
Our first budget commits over $17 billion to health — a record health budget.
The Budget includes funding for the first 940 of more than 2,400 additional nurses to be delivered in our first term.
We are also funding the first 660 of nearly 1,400 more hospital beds to be maintained and delivered over the next four years.
Funding is also being provided for an extra 1,600 surgical procedures as part of our commitment to provide 13,000 more procedures over the next four years.
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Education
Our first Budget also delivers 200 more teachers as part of our Literacy and Numeracy Action Plan, which will deliver 900 more teachers over the next five years.
The Budget also increases school maintenance funding to $289 million this year, an increase of nearly 11 per cent on last year, to help address the backlog we inherited from Labor.
Transport
The Budget takes strong action to deliver better transport services, with more express rail services, trains, 261 new buses, and an investment of over $100 million to expand light rail services.
Police
We are also acting to deliver more Police and improve community safety.
Over the next four years 550 additional Police officers will be employed, including 150 more police this year.
The Budget also delivers our commitment to for new police stations and station upgrades across the State, and boosts funding to the PCYC funding for new clubs and club upgrades.
Rebuild Infrastructure
Madam Speaker,
The Government was elected to rebuild the State’s infrastructure and that is exactly what we are doing.
It is why our first Budget delivers the biggest infrastructure commitment in the history of the State, totalling $62.6 billion over the next four years.
Even including the $5 billion of federal stimulus, the O’Farrell Government will spend nearly $7 billion more on infrastructure in its first four years than the last four years of Labor — an increase of more than 12 per cent.
This is only possible when hard decisions are taken to get the finances in order.

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Hospitals
Nowhere is Labor’s infrastructure backlog felt more than in our hospitals, particularly in the regions. We campaigned on an ambitious building program for new hospitals and hospital upgrades across the State and that’s what we are delivering.
It’s why, at $1.08 billion, the health capital works program in this Budget is a record, including a record $343 million for new works.
In fact, the value of major new health projects commencing this year is over $1.3 billion, with around 45 per cent of this expenditure in rural and regional areas.
Total spending on health capital works over the next four years is expected to be around $4.7 billion — a fifty per cent increase on the last four years of Labor.
From Blacktown to Wagga Wagga, from Campbelltown to Port Macquarie, from Dubbo to the Northern Beaches, hospital projects are being funded right across the State over the next four years.
Transport
The Budget invests $6.3 billion in infrastructure investment in transport and roads, an increase of nearly ten per cent on Labor’s last Budget.
We are also moving quickly to deliver our commitment for greater investment in roads.
$3.2 billion has been committed for roads this year, including funds for our election commitments on road blackspots and congestion, upgrading the Princes Highway, and a billion dollar commitment to the Pacific Highway.
North West Rail Link
The Budget invests more than $600 million dollars for our election commitments on the North West and South West Rail links.
Since the election we have made good on our promise to fast-track the North West Rail Link. We’ve established a project team, community information centre, briefed the industry, and awarded tenders.
Today we have backed that up with real money — $314 million this year to develop the line between Epping and Rouse Hill, including $222 million for land acquisition.
This project is well and truly no longer just talk — it is underway.
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South West Rail Link
The Government has already overseen the laying of the first track for the South West Rail Link, and we’re ready for major construction to forge ahead.
$292 million is being provided this year to continue work on the South West Rail Link, including twin track between Glenfield and Leppington, two new stations at Edmondson Park and Leppington, car parking, and a train stabling facility at Rossmore.
Delivering Infrastructure
Madam Speaker,
Delivering this record investment in infrastructure requires a new approach and a robust funding program.
We have moved quickly to establish Infrastructure NSW to improve the way infrastructure is assessed and delivered. We are also delivering new options to help fund the backlog of essential infrastructure across the State.
The Government is providing $70 million over five years to address the local government infrastructure backlog. This is expected to provide the capacity for up to a billion dollars in additional investment by local councils.
We are also providing $350 million over four years to establish the Hunter Infrastructure and Investment Fund, and legislation has been passed to establish Restart NSW, the O’Farrell Government’s key infrastructure fund.
Around one-third of all funding provided for infrastructure projects through Restart NSW will be quarantined to deliver infrastructure in the regions.
Restart NSW will be funded from a range of sources, including windfall revenues when in surplus, funds made available by the long term lease of the Sydney Desalination Plant, and Waratah Bonds.
Sydney Desalination Plant
Madam Speaker,
We are delivering on our commitment to refinance Sydney Water’s desalination plant to free up funds for infrastructure.
Based on market estimates, up to $1.5 billion or more could be raised through this transaction.

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Port Botany
However, the scale of Labor’s infrastructure backlog requires more funding. We are making a record investment in infrastructure, but more needs to be done.
The recent funding offer from the Commonwealth in relation to Pacific Highway funding has placed added pressure on our infrastructure spending.
In its last Budget, the Commonwealth allocated $750 million for the Pacific Highway to 2014-15, but only on the condition that the New South Wales Government matched this amount.
Notwithstanding our differences with the Commonwealth on other matters, this offer provides an opportunity for an historic contribution to the upgrade. While falling short of previous Commonwealth commitments, we are determined to provide the funds needed to match the Commonwealth offer.
The Government has therefore decided to proceed to market with the long-term lease of Port Botany.
Funds released by the transaction will be used to match the Commonwealth’s funding offer on the Pacific Highway and to deliver further improvements in the Princes Highway, as well as for other key infrastructure projects through Restart NSW.
Existing ownership arrangements for the Port of Newcastle and Port Kembla will be retained, and the port facilities in Sydney Harbour will remain under State management.
The introduction of a private operator at Port Botany will increase contestability and help drive further efficiency on the waterfront, which will in turn help to further develop the NSW economy.
Rebuild Protection of the Vulnerable
Madam Speaker,
Despite the task left to us to repair the State’s finances, this Government will, as much as any financial measure, be proud to be judged on how we deliver for the most vulnerable.
Disability Services
That’s why I am pleased that our first budget includes a record $1.4 billion in new growth funding for disability services as part of the five year, $2 billion, Stronger Together II program.
This is the largest funding commitment to disability services in NSW history and the largest yet made by any Government in Australia.
This new funding will boost disability services capacity by an estimated 47,000 new places and provides a foundation to transform disability services, with or without national reform.
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Disability Employment Plan
Today I am also pleased to announce a further initiative in the Budget that will give those with a disability who are able to work a better chance of finding a job.
The Government will allocate $8 million over the next four years to provide a payroll tax rebate to any employer providing a permanent job for someone with a disability coming through the Government’s Transition to Work Program.
We will work with all stakeholders to finalise an appropriate model for commencement in January next year.
Social Benefit Bonds
Madam Speaker,
This Government is determined to deliver better outcomes for less fiscal risk.
That’s why we are establishing a trial of two Social Benefit Bonds to focus on improved social outcomes and reduced demand for future government services.
These Bonds are financial instruments that pay a return to investors based on the achievement of agreed social outcomes.
This approach changes the culture of service delivery to outcomes, improving the effectiveness of every dollar spent.
Building on the work of a small trial in the United Kingdom, this initiative intends to target Out of Home Care and Justice programs.
Rebuild Confidence
Madam Speaker,
After sixteen years of Labor we need to rebuild confidence in New South Wales.
Recent global events have reinforced how confidence levels can influence activity.
We will rebuild confidence in the New South Wales economy by taking control of our Budget and protecting the triple-A credit rating.
Our Jobs Action Plan is helping build business confidence. We are delivering payroll tax relief to employers to provide a direct incentive to create jobs and economic activity.

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Our record capital spending on health and transport infrastructure will also restore confidence. The economic activity generated by this investment will help underpin growth, particularly in the regions at a time when confidence is needed.
Rebuilding the New Home Sector
At the same time, the significant undersupply in the housing market is a major challenge.
We have already undertaken a number of reforms to increase housing supply, including the release of 10,000 new housing lots, a comprehensive review of the planning laws and extending concessions on State infrastructure levies.
We have also extended the Home Builder’s Bonus for over-55s who buy a newly built home, and abolished Labor’s $400 million homebuyer’s tax.
With new housing construction at historically weak levels, and a weak fiscal position, we need to target our assistance to homebuyers to where it is most needed in the economy.
The Government has therefore decided that from 1 January next year, while all eligible first homebuyers will continue to receive the $7,000 first home owner’s grant, eligibility for additional stamp duty concessions will be limited to those purchasing newly constructed homes, including ‘off the plan’.
We recognise this is a difficult decision, but we believe it is necessary to make buying a new home relatively more attractive than buying an existing dwelling for first homebuyers.
We will continue to closely monitor housing sector conditions and will work closely with the sector to develop further options to encourage growth.
A Decision to Stand Up to Canberra
Madam Speaker,
The O’Farrell Government faces additional economic challenges brought about by the current federal Labor Government.
In this financial year New South Wales will receive around $900 million less GST revenue than is estimated to be raised in this State. Each household in this State will be around $300 worse off on GST.
In addition, the people of New South Wales who paid the most for the Flood Levy will be hit by federal Labor’s means test of the Private Health Insurance Rebate. New South Wales has also regularly missed out on its fair share of federal infrastructure funding.
Federal Labor’s proposed gambling measures, if implemented, will also hit State revenue.
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Federal Carbon Tax — Impacts on the NSW Budget
Madam Speaker,
New South Wales will also bear the brunt of federal Labor’s carbon tax.
NSW Treasury analysis confirms that New South Wales will face a larger negative impact than most other states, and that some regions will face disproportionately adverse consequences.
The Hunter and Illawarra will be particularly hard hit.
The carbon tax cost to the State Budget is also expected to cost up to $900 million or more over the forward estimates, including reduced dividend income from state-owned electricity generators. The value of our generator assets is also expected diminish by $3.6 billion.
So far, the Commonwealth has refused to discuss the impact of the carbon tax on our budget, income and assets. This is unacceptable.
We cannot stand by while the federal Government proposes to pay up to $800 million or more in compensation to the French Government through the ownership of generation assets in Victoria while New South Wales receives nothing.
We are not going to accept a multi-billion dollar hit without taking action to protect the budget on behalf of the people of New South Wales.
We are prepared to use all means within our power to recover the costs to the state of the Gillard Government’s carbon tax.
The State of New South Wales has levied mining royalties since 1884. Mining royalties are a state responsibility, and like other states, we maintain our right to set mining royalty arrangements in accordance with the State’s interests.
To offset the cost of the carbon tax on the NSW Budget, the Government plans to increase State mining royalties.
The offset increase will apply only to those companies subject to the Commonwealth’s proposed Mining Resources Rent Tax.
Noting the commitment of the Commonwealth to reimburse these companies for their state royalty liabilities, the Commonwealth will bear the cost, not the mining companies.
This will deliver Commonwealth compensation to the taxpayers of New South Wales for the carbon tax cost to the State.
We will work with the mining sector on the implementation of the carbon tax offset increase, and will finalise details once the Commonwealth’s Mining Resources Rent Tax legislation is finalised.

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Conclusion
Madam Speaker,
On the 26th of March the people of New South Wales voted for change, and for the decisions needed to turn this State around.
They voted for change from a budgeting culture that saw deficits hidden, our triple-A credit rating at risk, and long-term challenges ignored — an approach that would in effect have left a mortgage for our kids but not a house.
Today we have taken further strong steps away from this perilous path.
This rebuilding Budget delivers for the people of New South Wales.
It takes control of the finances and puts New South Wales on a sustainable economic path.
It enables the O’Farrell Government to get on with the job of improving services, building infrastructure, and protecting the vulnerable.
It is a responsibility we take seriously, and we do not underestimate the scale of the task left by Labor.
Fixing the problems we inherited will take time. It will not be achieved in a single budget.
That’s why work will begin immediately on the Government’s next Budget — to be delivered in nine months, in June 2012.
We look forward to being judged on our record, not our words. It is what the community demands, and what we expect.
Let’s get on with the job of rebuilding New South Wales.
I commend the Bills to the House.
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